UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 17, 2008
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

GRAVITY REPORTS THIRD QUARTER OF 2008 RESULTS
Seoul, South Korea — November 17, 2008 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2008, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the third quarter ended September 30, 2008 was KRW 12,782 million (US$10,128 thousand), representing a similar amount of revenue of KRW 12,662 million for the second quarter ended June 30, 2008 (“QoQ”) and a 36.8% increase from KRW 9,341 million for the third quarter ended September 30, 2007 (“YoY”). The Company turned profitable with its net income of KRW 932 million (US$737 thousand) for the third quarter ended September 30, 2008, which was a result of the Company’s broad range of restructuring efforts led by the new management team appointed in June, 2008.
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the third quarter ended September 30, 2008 were KRW 7,226 million (US$5,726 thousand), representing a 7.2% increase QoQ from KRW 6,742 million and a 28.9% increase YoY from KRW 5,607 million. The increase YoY was mainly resulted from the increase in Japan revenues. The weakening of the Korean Won by approximately 28.7% against the Japanese Yen from 2007 to 2008 also contributed to the increase YoY royalty revenues from Japan.
Subscription revenue for the third quarter of 2008 was KRW 3,539 million (US$2,804 thousand), representing a 14.8% increase QoQ and a 35.6% increase YoY compared to KRW 3,082 million and KRW 2,610 million, respectively. The increases QoQ and YoY are primarily driven by the increase in Korea revenues due to the increased revenues from the micro-transaction model resulted from opening free-to-play servers in May 2008. The increase QoQ and YoY are also partly due to the commercialization of Requiem in the United States, Canada and Russia in June 2008.
Mobile game revenues was KRW 1,614 million (US$1,279 thousand) for the third quarter of 2008, representing a 22.3% decrease QoQ from KRW 2,076 million and a 100.5% increase YoY from KRW 805 million. The increase YoY is principally due to the revenues from the newly released mobile games of NEOCYON, a subsidiary of the Company, in 2008.
Character merchandising, animation and other revenue was KRW 403 million (US$319 thousand) for the third quarter of 2008, representing a 47.1% decrease QoQ from KRW 762 million and a 26.3% increase YoY from KRW 319 million. The decrease QoQ is due to decrease in the animation related revenue. The increase YoY is mainly due to the increase of product sales of NEOCYON.

Cost of Revenues and Operating Expenses
Cost of revenues were KRW 6,726 million (US$5,329 thousand) for the third quarter of 2008, representing a 10.4% decrease QoQ from KRW 7,505 million and a 48.4% increase YoY from KRW 4,533 million. The increase YoY is primarily attributed to higher salaries of head quarters from the commercialization of new games and of L5 games Inc., which was established in October 2007. The increase YoY is also due to the increased amortization on development cost for Emil Chronicle Online, Pucca Racing and Requiem, which were commercialized in August, September and October of 2007, respectively.
Operating expenses were KRW 5,815 million (US$4,609 thousand) for the third quarter of 2008, representing a 1.1% decrease QoQ from KRW 5,881 million and a 67.9% decrease YoY from KRW 18,135 million. The decrease YoY is primarily attributed to the recognition of KRW 8,619 million impairment loss of Perpetual Entertainment, Inc. in the third quarter of 2007, which went into liquidation in October 2007. The decrease YoY is also attributed to the overall decrease of marketing and advertising expense as a part of restructuring efforts, amounted to KRW 3,556 million (US$2,818 thousand), compared to the third quarter of 2007.
Income before income tax expenses and others was KRW 1,879 million (US$1,487 thousand) for the third quarter of 2008, which represents a 754.1% increase QoQ compared with KRW 220 million, and a turnaround from the loss before income tax expenses and others of KRW 11,995 million for the third quarter of 2007.
As a result of the foregoing factors, Gravity recorded a net income of KRW 932 million (US$737 thousand) for the third quarter of 2008 compared with a net loss of KRW 665 million for the second quarter of 2008 and a net loss of KRW 12,576 million for the third quarter of 2007.
The balance of cash and cash equivalents and short-term financial instruments was KRW 55,688 million (US$44,126 thousand) as of September 30, 2008.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,262.00 to US$1.00, the noon buying rate in effect on November 3, 2008, as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. ——————————
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Mr. Andy Eom
IR Manager
Gravity Co., Ltd.
Telephone: +822-2132-7801
Email: andyeom@gravity.co.kr
#       #       #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		30-Sep-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	53,588	42,463	52,583	41,666
Short-term financial instruments	8,715	6,906	3,105	2,460
Accounts receivable, net	4,820	3,819	5,579	4,421
Other current assets	5,544	4,393	5,359	4,247

Total current assets	72,667	57,581	66,626	52,794

Property and equipment, net	7,195	5,701	6,139	4,865
Leasehold and other deposits	2,412	1,911	2,206	1,748
Intangible assets	11,686	9,260	11,207	8,881
Goodwill	1,451	1,150	1,451	1,150
Investments	20	16	6,910	5,475
Other non-current assets	1,496	1,185	1,512	1,197

Total assets	96,927	76,804	96,051	76,110

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	4,573	3,624	2,799	2,218
Deferred income	3,639	2,884	3,445	2,730
Current portion of deferred tax liabilities	583	462	134	106
Other current liabilities	1,317	1,043	1,539	1,219

Total current liabilities	10,112	8,013	7,917	6,273

Long-term deferred income	10,245	8,118	10,012	7,933
Accrued severance benefits	715	567	570	452
Deferred income tax liabilities	49	39	61	48
Other non-current liabilities	262	207	258	205

Total liabilities	21,383	16,944	18,818	14,911

Minority interest	68	54	130	103
Common stock	3,474	2,753	3,474	2,753
Additional paid-in capital	75,126	59,529	75,185	59,576
Retained earnings	(2,879)	(2,281)	(3,982)	(3,155)
Accumulated other comprehensive income (loss)	(245)	(195)	2,426	1,922

Total shareholders’ equity	75,476	59,806	77,103	61,096

Total liabilities and shareholders’ equity	96,927	76,804	96,051	76,110

*
For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,262.00 to US$1.00, the noon buying rate in effect on November 3, 2008 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$)

	Three months ended				Nine months ended
	30-Jun-08	30-Sep-07	30-Sep-08		30-Sep-07	30-Sep-08
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	3,082	2,610	3,539	2,804	6,518	9,481	7,513
Online games-royalties and license fees	6,742	5,607	7,226	5,726	18,519	20,865	16,533
Mobile games	2,076	805	1,614	1,279	2,988	5,111	4,050
Character merchandising, animation and other revenue	762	319	403	319	1,238	2,515	1,993

Total net revenues	12,662	9,341	12,782	10,128	29,263	37,972	30,089

Cost of revenues	7,505	4,533	6,726	5,329	12,780	21,735	17,223

Gross profit	5,157	4,808	6,056	4,799	16,483	16,237	12,866

Operating expenses
Selling, general and administrative	5,272	17,402	5,401	4,280	28,179	16,601	13,155
Research and development	609	733	414	329	5,545	1,806	1,430

Operating income (loss)	(724)	(13,327)	241	190	(17,241)	(2,170)	(1,719)

Other income (expenses)
Interest income	702	764	661	524	2,308	2,065	1,636
Interest expense	(6)	(1)	(7)	(6)	(17)	(18)	(14)
Foreign currency gains (losses), net	248	568	1,000	792	162	1,962	1,555
Others, net	—	1	(16)	(13)	198	(19)	(16)

Income (loss) before income tax expense, minority interest and equity in loss of related joint venture	220	(11,995)	1,879	1,487	(14,590)	1,820	1,442

Income tax expenses (benefit)	808	554	865	686	1,995	2,521	1,997

Income (loss) before minority interest and equity in loss of related joint venture	(588)	(12,549)	1,014	801	(16,585)	(701)	(555)

Minority interest	18	14	22	17	31	61	48
Equity in loss of related joint venture	59	13	60	47	347	341	271

Net income (loss)	(665)	(12,576)	932	737	(16,963)	(1,103)	(874)

*
For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,262.00 to US$1.00, the noon buying rate in effect on November 3, 2008 as quoted by the Federal Reserve Bank of New York.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 11/17/2007	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer